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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
~~8-69369~~ 8-69368

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham Sterling Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 River Road
(No. and Street)

Cos Cob	CT	06807
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joon-Ho Lee 203-862-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rotenberg Meril Solomon Bertiger & Gutilla, PC
(Name – *if individual, state last, first, middle name*)

369 Lexington Avenue, 25th FL	New York,	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EG.

yw

OATH OR AFFIRMATION

I, Michael Dickey Morgan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burnham Sterling Securities, LLC, as of Burnham Sterling Securities, LLC, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY E. COHANE
Notary Public of Connecticut
My Commission Expires 8/31/2019

Notary Public

Signature

Executive Managing Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BURNHAM
STERLING

BURNHAM STERLING SECURITIES LLC

(A Limited Liability Company)

FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Year Ended December 31, 2017

BURNHAM STERLING SECURITIES LLC
(A Limited Liability Company)

CONTENTS

RotenbergMeril
Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

369 Lexington Avenue
25th Floor
New York, NY 10017

T: (212) 660-0050
F: (212) 898-9050

www.rmsbg.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Burnham Sterling Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Burnham Sterling Securities LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

We have served as the Company's auditor since 2014.

New York, New York
February 27, 2018

BURNHAM STERLING SECURITIES LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

Assets:	
Cash and cash equivalents	$149,989
Receivables, net (Notes 2 and 5)	4,417,798
Other Assets	16,897
Total Assets	$4,584,684
Liabilities and Member's Equity:	
Liabilities	
Due to Affiliate	$76,705
Total Liabilities	76,705
Member's Equity	4,507,979
Total Liabilities and Member's Equity	$4,584,684

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF OPERATIONS

Nature of Operations

Burnham Sterling Securities, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a single-member Connecticut limited liability company wholly owned by Burnham Securities Holdings LLC ("BSH"), a Connecticut limited liability company. The Company has been approved by FINRA to engage in the private placement of securities, act as a broker-dealer in selling interests in unregistered private investment funds and engage in mergers and acquisitions in an advisory capacity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

The Company earns compensation related to investment banking services, namely, structuring and arranging project and equipment financings, including the private placement of securities. The Company may also provide advisory services.

Fees derived from the investment banking services are earned and recorded either when the transactions are completed and the income is reasonably determinable or in accordance with the terms of their respective agreements.

In May 2014, the FASB issued ASU 2014-09 "Revenue from Contracts with Customers", which will supersede nearly all existing revenue recognition guidance under generally accepted accounting principles (GAAP). The core principle of this ASU is that revenue should be recognized for the amount of consideration the Company expects to be entitled to for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and estimates. In addition to establishing the new revenue guidance in ASC 606, ASU 2014-09 also added cost capitalization guidance to new subtopic 340-40 which determines which costs incurred to acquire or in fulfilling a contract may be capitalized

and deferred over the related period of benefit. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 by one year and allows public entities to early adopt, but no earlier than the original effective date. The Company will adopt the new standards as of January 1, 2018 on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the date, as needed.

The adoption of ASU 2014-09 did not result in any adjustments to the Company's revenue recognition. Contracts with customers determine the transaction amounts and payments are typically received over a period of time. When the Company's performance obligations of the contract are fulfilled (upon the closing of the transaction), revenue is recorded by discounting the series of payments to present value, with the discounts reflecting both the time value of money and a market risk component based on the terms of the receivables. The discounts reduce both the receivables and revenue recognized. The discounts are amortized and recognized as interest income over the terms of the receivables and are reported as interest income-receivables in the statement of operations.

The adoption of ASU 2014-09 will impact how the Company capitalizes contract costs incurred in fulfilling contracts. Costs incurred during the period to fulfill the Company's performance obligations will be expensed when incurred and will only be capitalized when those costs (1) relate directly to a contract or anticipated contract; (2) generate or enhance resources of the Company that will be used in satisfying future performance obligations; and (3) are expected to be recovered. With the adoption of the new standard, contract costs will be capitalized when these three criteria are met at the earlier of (1) a signed contract or (2) an approved reimbursement. Expenses will be presented net of all reimbursements. In the current year and prior to the adoptions of the standard, contract costs to be reimbursed were invoiced and recorded as reimbursement revenues.

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 2017, consisted of a bank account held in the commercial banking affiliate of a US brokerage firm.

NOTES TO FINANCIAL STATEMENTS

Receivables

For receivables with due dates in excess of one year from the completion of the transaction, such receivables are discounted to present value, with the discounts reflecting both the time value of money and a market risk component based on the terms of the receivable. The discounts reduce both the receivables and revenue recognized. The discounts are amortized and recognized as interest income over the term of the receivables and are reported as interest income-receivables in the statement of operations.

The Company provides an allowance for doubtful accounts based on the age of past due accounts and an assessment of the entity's ability to pay. As of December 31, 2017, no allowance for doubtful accounts was considered necessary.

Income Taxes

As a single-member limited liability company, the Company is treated as a "disregarded entity" for income tax purposes. Thus, for federal and state income tax purposes, the Company does not file separate tax returns. The Company's financial activity is reported in conjunction with the federal and state income tax filings of BSH. As such, income taxes have not been provided, as BSH is liable for taxes, if any, on its share of the Company's net income or loss. The Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods. The Company would recognize any interest and penalties on income taxes as a component of income tax expense in the statement of operations.

NOTES TO FINANCIAL STATEMENTS

Income taxes (continued)

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. BSH files federal and state income tax returns for tax years commencing on or before September 16, 2014. BSH is subject to federal and state income tax examinations by tax authorities for tax years starting on or after September 16, 2014 while the Company's previous sole member is subject to federal and state income tax examinations for tax years starting before September 16, 2014.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires that the Company's management make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined as the greater of (x) 6 2/3% of aggregate indebtedness, or (y) $5,000. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined in such Rule, shall not exceed a ratio of 15 to 1. At December 31, 2017, the Company's net capital was $73,284 which is $68,170 in excess of its required minimum net capital of $5,114.

4. CONCENTRATION OF CREDIT RISK

Cash and Cash Equivalents

The Company maintains its cash and cash equivalents accounts with two financial institutions which, at times, may exceed insured amounts. The Company attempts to reduce its exposure to credit risk by maintaining cash and cash equivalent balances with sound financial institutions and well-managed money market funds and monitoring their financial strength. The Company has not incurred any losses on these accounts. At December 31, 2017, there was no cash in excess of insured limits.

NOTES TO FINANCIAL STATEMENTS

Receivables

At December 31, 2017, three clients accounted for 100% of the Company's gross receivables of which one client accounted for approximately 54%.

5. RECEIVABLES, NET

Receivables consist of the following at December 31, 2017:

Promissory note receivable	$969,500
Accounts receivable	4,524,958
Less: discount on accounts receivable	(1,076,660)
Receivables, net	$4,417,798

The note receivable was issued on December 24, 2014 and bears interest at the twelve month LIBOR rate plus a market spread. The note is payable in installments through October 2024.

Accounts receivable represents transaction compensation as of December 31, 2017 (from transactions that have closed in 2016 and prior years) that is paid to the Company over time in scheduled periodic installments. The latest installment is in November 2027, and the weighted average discount rate used was approximately 6.28%.

The approximate future interest income related to the amortization of the discount on accounts receivable for each of the next five years and thereafter is as follows:

For the year ending December 31,

2018	$ 205,752
2019	186,835
2020	166,713
2021	145,307
2022	122,535
Thereafter	249,524
Total	$ 1,076,666

NOTES TO FINANCIAL STATEMENTS

6. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, Burnham Sterling & Company LLC ("BSC"), whereby the Company is billed an allocated percentage of direct expenses paid by BSC. The allocation is based on the time allocated by the Company's personnel to the operations of the Company. For the year ended December 31, 2017, total expenses allocated to the Company were $468,562. As of December 31, 2017 the Company owed BSC $76,705 for amounts billed under the expense sharing agreement.

The Company is allocated a portion of expense reimbursements received by BSC from third parties for allowable expenses equal to the expenses allocated to the Company under the expense sharing agreement. BSS is allocated these amounts when they are billed by BSC. At December 31, 2017, the Company was owed $0 from BSC for such expense reimbursement allocation. The Company realized $57,823 in revenue for same for the year ended December 31, 2017.

The Company has a month-to-month sublease agreement with Burnham Sterling Greenwich LLC ("BSG"), whereby the Company paid rent of $500 per month. For the year ended December 31, 2017, total rent paid to BSG amounted to $6,000.

7. SUBSEQUENT EVENTS

The Company has evaluated its subsequent events through February 27, 2018, the date that the accompanying financial statements were available to be issued. The Company had no material subsequent events requiring an adjustment to or disclosure in the financial statements.